
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 19, 2008

Mr. Adam Wasserman
Chief Financial Officer
Gold Horse International, Inc.
1643 Royal Grove Way
Weston, Florida 33327

Re: Gold Horse International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on June 10, 2008
File No. 333-148827

Dear Mr. Wasserman:

We have reviewed your filing and have the following comments.

General

1.   We note your disclosure in the following filings:

- Form 8-K filed on April 30, 2008 regarding non-reliance on your unaudited consolidated financial statements the three and six months ended December 31, 2007 appearing in the Form 10-Q for the period, and
- Form 10-Q for the quarterly period ended March 31, 2008, filed on May 23, 2008, disclosing that your disclosure controls and procedures are not effective.

Please provide additional disclosure regarding these events in the registration statement, including in the risk factor regarding internal controls over financial reporting on page 24.

Risks Related to Doing Business in China, page 21

2.   Please tell us how you considered the requirements under Rule 5-04 to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of the Chinese government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule.

Management's Discussion and Analysis, page 26

Comparison of Three Months and Nine Months ended March 31, 2008 and March 31, 2007, page 31

3.   You disclose on page 32 that your net revenues for the nine months ended March 31, 2008, decreased $1,115,435 or approximately 5.5% from the comparable period in fiscal 2007. We note, however, that given net revenues for the nine months ended March 31, 2008, were $21,485,837, compared to $20,370,402 in revenues for the year-ago period, you had an overall increase of the aforementioned amounts. Please revise your disclosure throughout MD&A accordingly.

4.   You disclose on page 34 that your net revenues for the three months ended March 31, 2008, decreased $2,935,113 or approximately 41% from the comparable period in fiscal 2007. We note, however, that given net revenues for the three months ended March 31, 2008, were $4,595,204, compared to $7,141,503 in revenues for the year-ago period, you had an overall decrease of $2,546,299 or approximately 36%. Please revise your disclosure throughout MD&A accordingly.

Inner Mongolia Electrical Vocational Technical School, page 62

5.   We have read your response to comment 12 in our letter dated May 2, 2008. You respond that the disclosure in the filing includes the material terms of the agreement between Jin Ma Real Estate and Inner Mongolia Mechanics and Electrics Professional Technology University. However, we note this latter entity is not named anywhere in the filing, nor do you discuss the nature and role of this entity to the construction agreement. Please revise your filing accordingly to address this. Please discuss the relationship, if any, between the Inner Mongolia Electrical Vocation Technical School and the Inner Mongolia Mechanics and Electrics Professional Technology University.

6.   You disclose that since Jin Ma Real Estate does not have any construction licenses, Jin Ma Construction is performing all of the construction services on behalf of Jin Ma Real Estate. Please expand your disclosure to discuss the material provisions of any agreement made between these two companies.

March 31, 2008 Financial Statements

Consolidated Balance Sheet, page F-2

7.   We have read your response to comment 7 in our letter dated May 2, 2008. Your response states, "because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest." Based on this response, it is still not clear why you are including the equity of the Jin Ma

companies in a separate line item in equity as of March 31, 2008, and within APIC as of June 30, 2007. As noted in our prior comment, Gold Horse Nevada entered into the contractual arrangements on August 31, 2006. It is not clear what event occurred subsequent to June 30, 2007, which triggered the reclassification. Please provide us with a comprehensive description of your accounting for the contractual arrangements, including all relevant events and dates, the timing and basis for recording the assets and liabilities of the VIE (e.g. at historical carrying value), the accounting after initial measurement, including the reasons none of the income of the VIE is attributed to noncontrolling interests on the statement of operations, and the basis for the various balance sheet classifications of the equity of the VIE. Also, please explain why the equity of the VIE is classified differently on the June 30, 2007, balance sheets presented on pages F-2 and F-29. It appears you revised the June 30, 2007, balance sheet on page F-2 in this amendment. Please tell us whether your auditor has audited the revised balance sheet. We note only one audit report that has been issued, which is dated September 21, 2007.

June 30, 2007 Financial Statements

Note 15 – Major Customers & Vendors, page F-48

8.   We have read your response to comment 8 in our letter dated May 2, 2008. You disclose the following:

   a) Phase I and II of the Xiao Kang Xin Cun Residential Apartments provided 43.3% of Jin Ma Construction's revenues for the nine months ended March 31, 2008 (pages 14 and 32);
   b) Phase I and II of the Xiao Kang Xin Cun Residential Apartments provided 56% of Jin Ma Construction's revenues for the year ended June 30, 2007 (pages 14 and 37);
   c) He Sheng Jia Wuan Residential Apartments provided 15% of Jin Ma Construction's revenues for the year ended June 30, 2007 (pages 14 and 37);
   d) Riverbank Garden Community provided 31.8% of Jin Ma Constructions' revenues for the nine moths ended March 31, 2008 (pages 14 and 32);
   e) Riverbank Garden Community provided 88% of Jin Ma Construction's revenues for the nine months ended March 31, 2008 (page 34);
   f) Three customers provided 20%, 36% and 15% of the Company's revenues for the year ended June 30, 2007 (page F-48); and
   g) Four vendors provided 24.7%, 12.6%, 19.2%, and 19.2% of the Company's "construction work" for the year ended June 30, 2007 (page F-48).

   Please address the following comments in your next amendment:

- Clarify whether the three customers referred to in item f) are the Phase I and II of the Xiao Kang Xin Cun Residential Apartments and the He Sheng Jia Wuan Residential Apartments;
- Clarify whether any individual customer/vendor accounts for more than 10% of your consolidated revenues for March 31, 2008, and June 30, 2007;
- Disclose in your filing who the four vendors are in item g), and their relationship, if any, to the Phase I and II of the Xiao Kang Xin Cun Residential Apartments and/or the He Sheng Jia Wuan Residential Apartments;
- Clarify whether the "construction work" in item g) represents solely the operations of Jin Ma Construction. If so, reconcile these percentages with those in items b), c), and f).
- Reconcile the percentage disclosures between items d) and e).

Form 10-Q for the period ended March 31, 2008

Item 4. Controls and Procedures, page 39

9.	We note herein and in the amended Form 10-Q for the period ended December 31, 2007, that you state that while you have taken certain remedial steps to correct your control deficiencies, you have an inadequate number of personnel in China with the requisite experience in generally accepted accounting principles to ensure the proper application thereof. In future filings, please describe these "certain remedial steps" and disclose what you are currently doing, if anything, to remedy the fact that you have an inadequate number of Chinese personnel with sufficient knowledge and expertise with US GAAP.

As appropriate, please amend your registration statement in response to these comments. You may contact Jenn Do at (202) 551-3743 or Terence O'Brien at (202) 551- 3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc:	James M. Schneider, Esq.
	Schneider Weinberger & Beilly LLP
	2200 Corporate Blvd, NW, Suite 210
	Boca Raton, FL 33431